Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282872
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 11 DATED JUNE 16, 2026
TO THE PROSPECTUS DATED NOVEMBER 4, 2025

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2025 as supplemented by supplement no. 8 dated April 2, 2026, supplement no. 9 dated April 17, 2026 and supplement no. 10 dated May 15, 2026. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of July 1, 2026;
•the calculation of our May 31, 2026 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•information regarding our portfolio;
•information regarding our distributions;
•updated suitability standards;
•updated experts information;
•a new suitability standard for Washington investors; and
•updated information regarding certain related-party agreements.

July 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of July 1, 2026 (and repurchases as of June 30, 2026) is as follows:

Transaction Price (per share)
Class T	$11.3465
Class D	$11.3465
Class I	$11.3465
Class A	$11.3465

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2026. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2026 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The May 31, 2026 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, each real property asset is appraised each calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of May 31, 2026 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of May 31, 2026 and April 30, 2026:

	As of
Components of NAV(1)	May 31, 2026	April 30, 2026
Investments in Multifamily Operating Properties	$2,240,291,083	$2,248,178,030
Investments in Multifamily Development Properties	71,819,147	66,978,936
Investments in Real Estate-Related Structured Investments	134,352,431	132,993,716
Investments in Land Held for Development	37,273,484	46,763,274
Operating Company and Other Net Current Assets	92,183,664	88,097,878
Cash and Cash Equivalents	21,410,044	19,432,753
Secured Real Estate Financing	(1,318,146,557)	(1,336,083,187)
Subordinated Unsecured Notes	(16,998,387)	(16,247,707)
Preferred Equity	(221,893,620)	(216,413,737)
Net Asset Value	$1,040,291,289	$1,033,699,956
Fully-diluted Shares/Units Outstanding	91,683,501	91,147,829

(1) Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2026 and April 30, 2026:

	Class
	T	D	I(1)	A	OP(2)	Total
As of May 31, 2026
Monthly NAV	$51,100,618	$4,990,368	$235,261,069	$188,838,909	$560,100,325	$1,040,291,289
Fully-diluted Outstanding Shares/Units	4,503,627	439,814	20,734,153	16,642,850	49,363,057	91,683,501
NAV per Fully-diluted Share/Unit	$11.3465	$11.3465	$11.3465	$11.3465	$11.3465
As of April 30, 2026
Monthly NAV	$51,268,468	$4,944,389	$228,104,807	$190,420,537	$558,961,755	$1,033,699,956
Fully-diluted Outstanding Shares/Units	4,520,663	435,978	20,113,436	16,790,577	49,287,175	91,147,829
NAV per Fully-diluted Share/Unit	$11.3409	$11.3409	$11.3409	$11.3409	$11.3409

(1) Commencing with our determination of NAV as of December 31, 2025, we have assumed all outstanding convertible preferred equity as of our NAV determination date has been converted to Class I shares based on the NAV per share of Class I common stock as of the determination date.

(2) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firm in the discounted cash flow methodology used in the May 31, 2026, valuations of our real property assets, based on property types:

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.94%	5.53%
Development Assets	7.05%	5.25%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firm of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.7%	2.1%
	0.25% increase	(2.6)%	(2.3)%
Exit Capitalization Rate	0.25% decrease	3.9%	3.7%
	0.25% increase	(3.3)%	(3.4)%

* Presented as adjusted for our economic ownership percentage in each asset.

Real Estate Investments

As of our May 31, 2026 NAV, we had a portfolio of $2.6 billion in total assets, with 79.7% of our equity value in operating properties, 3.1% in development, 14.1% in real estate-related structured investments and 3.1% in land held for development.

Declaration of Distributions

On June 16, 2026, our board of directors declared a distribution for the month of June of $0.05666667, or $0.68 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on June 30, 2026, to be paid in July 2026.

Experts

The statements included in this supplement under “May 31, 2026 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.

Suitability Standards

The following paragraph is added after the paragraph entitled “Vermont” in the “Suitability Standards” section of the prospectus:

Washington - Investors residing in Washington must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (b) a minimum net worth of $350,000. In addition, the total investment in us and other non-traded direct participation programs (including REITs, business development companies, oil and gas programs, equipment leasing programs, and commodity pools, but excluding federal and state exempt private offerings and any investment company registered pursuant to the Investment Company Act of 1940) may not exceed 10% of a purchaser’s liquid net worth at the time of the purchaser’s investment in us. This 10% liquid net worth limit does not apply to (i) distributions reinvested through the distribution reinvestment plan and (ii) a purchaser who is an accredited investor as defined in Rule 501(a) of Regulation D of the Securities Act, as amended.

The following representation is added as representation “19” in Section 5B. “State-Specific Suitability Investor Representations” of the Form of Subscription Agreement included as Appendix B to the prospectus:

If I am a Washington investor, I have either (a) a minimum of $100,000 annual gross income and a net worth of $100,000, or (b) a net worth of at least $350,000. In addition, if I am not an accredited investor as defined in Rule 501(a) of Regulation D of the Securities Act, as amended, my investment in this offering and other non-traded direct participation programs (including REITs, business development companies, oil and gas programs, equipment leasing programs, and commodity pools, but excluding federal and state exempt private offerings and any investment company registered pursuant to the Investment Company Act of 1940) does not exceed 10% of my liquid net worth at the time of my investment.

Renewal of Advisory and Reimbursement and Cost Sharing Agreements

The following disclosure updates the disclosure in the prospectus regarding renewal of agreements.

Renewal of the Advisory Agreement

On May 7, 2026, we renewed the advisory agreement by and among us, CROP and CC Advisors III. The renewed advisory agreement is effective through May 7, 2027; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days’ written notice. The terms of the renewed advisory agreement are identical to those of the advisory agreement that was previously in effect.

Renewal of Reimbursement and Cost Sharing Agreement

Also on May 7, 2026, we renewed the reimbursement and cost sharing agreement between Cottonwood Capital Management, Inc. ("CCMI"), a subsidiary of CROP, and Cottonwood Communities Advisors, LLC, the parent of CC Advisors III. The renewed reimbursement and cost sharing agreement is effective through May 7, 2027; however, CCMI may cease to make available any or all of its employees upon providing 60 days’ written notice. The terms of the renewed reimbursement and cost sharing agreement are identical to those of the reimbursement and cost sharing agreement that was previously in effect.

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